EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends (1)

	Six months ended		Year Ended December 31
Dollars in millions	June 30, 2012		2011		2010		2009		2008		2007
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,458		$3,785		$3,680		$3,135		$946		$1,612
Add:
Distributed income of equity investees	108		198		167		171		157		124
Fixed charges and preferred stock dividends excluding interest on deposits	555		1,037		1,316		1,993		1,059		1,209
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	76		154		148		126		122		101
Interest capitalized					1		3
Preferred stock dividend requirements	96		86		224		597		33		1

Earnings excluding interest on deposits	1,949		4,780		4,790		4,573		2,007		2,843
Interest on deposits	186		668		963		1,741		1,485		2,053

Total earnings	$2,135		$5,448		$5,753		$6,314		$3,492		$4,896

Fixed charges and preferred stock dividends
Interest on borrowed funds	$378		$791		$918		$1,225		$961		$1,143
Interest component of rentals	69		125		134		131		64		64
Amortization of notes and debentures	12		35		39		37		1		1
Interest capitalized					1		3
Preferred stock dividend requirements	96		86		224		597		33		1

Fixed charges and preferred stock dividends excluding interest on deposits	555		1,037		1,316		1,993		1,059		1,209
Interest on deposits	186		668		963		1,741		1,485		2,053

Total fixed charges and preferred stock dividends	$741		$1,705		$2,279		$3,734		$2,544		$3,262

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.51	x	4.61	x	3.64	x	2.29	x	1.90	x	2.35	x
Including interest on deposits	2.88		3.20		2.52		1.69		1.37		1.50

(1)	As defined in Item 503(d) of Regulation S-K.